SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*


                             THE MARCUS CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   566330 10 6
                                 (CUSIP Number)


   Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 4 Pages

     CUSIP No. 566330 10 6

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Diane M. Gershowitz (###-##-####)

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [_]
                                                                     (b)  [_]
              Not Applicable

     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
                     5  SOLE VOTING POWER
      NUMBER OF
                             1,520,862
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                             937,416
       OWNED BY

                     7  SOLE DISPOSITIVE POWER
         EACH

                             1,520,862
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                             937,416

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,458,278


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [_]

              N/A


    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              12.5%


    12   TYPE OF REPORTING PERSON

              IN


                      SEE INSTRUCTIONS BEFORE FILLING OUT!

             This Amendment No. 18 to Schedule 13G with regard to The Marcus Corporation is being filed on behalf of the undersigned to amend Item 4 of the originally filed Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the
   Schedule 13G.

   Item 4. Ownership (as of the date of filing of this Amendment to Schedule 13G):

        (a)  Amount Beneficially Owned:  2,458,278
        (b)  Percent of Class:  12.5%
        (c)  Number of shares as to which such person has:
             (i)  sole power to vote or to direct the vote:  1,520,862 Shares
             (ii) shared power to vote or to direct the vote:  937,416 Shares
             (iii)sole power to dispose or to direct the disposition of:
                  1,520,862 Shares
             (iv) shared power to dispose or to direct the disposition of:
                  937,416 Shares

             Except for 2,750 shares of Common Stock which the undersigned currently has the right to acquire upon the exercise of stock options granted by The Marcus Corporation under its stock option plan and the 100 shares of Common Stock held by Ms. Gershowitz's husband, all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock. Since each share of Class B Common stock is entitled to 10 votes as opposed to 1 vote for each share of Common Stock, it is extremely unlikely that Ms. Gershowitz would alone convert a significant portion of her Class B Stock into Common Stock.

             Ms. Gershowitz's beneficial ownership consists of:

             (i) 2,750 shares of Common Stock which Ms. Gershowitz has the right to acquire upon exercise of stock options;
             (ii) 100 shares of Common Stock held individually by
                  Ms. Gershowitz's husband;
             (iii)1,518,112 shares of Class B Common Stock held individually by Ms. Gershowitz;
             (iv) 299,547 shares of Class B Common Stock held by Ms.
                  Gershowitz as a Shareholder of Guest House Inn, Inc.
             (v) 2,135 shares of Class B Common Stock held individually by Ms. Gershowitz's husband; and
             (vi) 635,634 shares of Class B Common Stock held by Ms.
                  Gershowitz as Trustee.

   The trusts, the corporation and Mr. Gershowitz, for shares held individually, each have the right to receive dividends and proceeds from the sale of securities held thereby.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   January 28, 1997
   Date


   /s/ Stephen H. Marcus
   (By Stephen H. Marcus as
   attorney-in-fact pursuant to
   a power of attorney previously
   filed with the Commission
   and incorporated by reference.